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January 19, 2016 Katherine Hsu Office Chief Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Nissan Auto Receivables Corporation II
Registration Statement on Form SF-3
Filed December 14, 2015
File No. 333-208544

Dear Ms. Hsu:

On behalf of Nissan Auto Receivables Corporation II (the “Registrant”), and in response to the letter (the “Comment Letter”) dated January 8, 2016 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant previously submitted on January 12, 2016, Amendment No. 1 to Registration Statement on Form SF-3 (the “Amendment”), together with a response letter, dated January 12, 2016 (the “Response Letter”), from Mayer Brown LLP, counsel to the Registrant, setting forth the Registrant’s response to the Comment Letter. The Registrant wishes to supplement its response to the Staff’s comment set forth in the response letter.

The Registrant’s supplemental response to the Comment Letter is set forth below. The supplemental response below is in addition to, not in replacement of, the response contained in the Response Letter. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Description of the Transfer and Servicing Agreements

Requests to Repurchase and Dispute Resolution, page 82

1.	We note your response to prior comment 8 in our letter dated November 30, 2015 with respect to the early filer program and reissue. As the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements, including the asset representations review requirement, the asset representations reviewer’s findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution with respect the repurchase of such receivable. Among other things, this will permit an investor to dispute the asset representations reviewer’s findings or the sufficiency of the asset representations reviewer’s tests. Please revise your disclosure to provide that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Supplemental Response

We note that Section 7.07(b) of the form of Indenture filed as Exhibit 4.1 to the Registration Statement contained language providing that if a receivable had been subject to an Asset Review and no “Test Fails” had been found with respect to that receivable, the receivable could not be subject to dispute resolution proceedings. We hereby confirm that we will remove such language from the Indenture for each offering of securities pursuant to the Registration Statement.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Registrant’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Mark Kaczynski
David M. Lundeen